UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, C8
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously reported, on August 13, 2020, Calliditas Therapeutics AB (the “Company”) entered into a Share Purchase Agreement (the “Purchase Agreement”) with certain of the largest shareholders and management team of Gentyotex SA, a French limited liability company (“Genkyotex”) to purchase a 62.7% interest in Genkyotex. Genkyotex’s ordinary shares, nominal value of €1.00 trade on Euronext Paris and Euronext Brussels under ISIN code FR0013399474 (the “Genkyotex Shares”). Genkyotex is a leader in NOX inhibition therapies, and its lead clinical candidate, Setanaxib (GKT831), is in development for Primary Biliary Cholangitis, a chronic orphan liver disease resulting from progressive destruction of the bile ducts in the liver.

On November 3, 2020, having received clearance from the French Minister of Economy and Finance regarding foreign investments into France, the Company closed the off-market block trade of the Genkyotex Shares (the “Acquisition”) pursuant to the Purchase Agreement for a total consideration of €19.8M in cash (€2.73 per ordinary share, after deducting cerain transaction costs) plus contingent rights payable upon regulatory approvals of Setanaxib.

Calliditas has, in compliance with French and Belgian securities law, filed with the French Financial Market Authority (Autorité des Marchés Financiers – the “AMF”) a simplified mandatory cash tender offer (the “Tender Offer”) for the remaining Genkyotex ordinary shares on the same terms as the Acquisition. The outcome from the Tender Offer, if approved by the AMF, is expected to be reported in December and will be followed by a squeeze-out of the non-tendered shares under the same terms if Calliditas then holds more than 90% of the outstanding Genkyotex ordinary shares.

In the event the Tender Offer is completed for all outstanding ordinary shares of Genkyotex, the total acquisition costs to the Company would be approximately €31.7 million, plus potential future value relating to contingent rights amounting to a maximum of €55M, subject to future regulatory approvals and marketing authorizations of Setanaxib.

On November 3, 2020 the Company announced the closing of the Acquisition and its plans to commence the Tender Offer. A copy of the Company announcement is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Calliditas’ strategy, business plans and focus, including plans for acquisition of the remaining shares of Genkyotex and the intended benefits of such transaction. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this report are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in report including, without limitation, any related to Calliditas’ business, operations, clinical trials, supply chain, strategy, goals and anticipated timelines, competition from other biopharmaceutical companies, the ability of the parties to complete the Genkyotex transaction and to realize the intended benefits therefrom, and other risks identified in the section entitled “Risk Factors” Calliditas’ reports filed with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this report represent Calliditas' views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.

EXHIBIT INDEX

Exhibit	Description
99.1	Company announcement dated November 3, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: November 3, 2020	By:	/s/ Fredrik Johansson
Fredrik Johansson
Chief Financial Officer